Delta Corp Holdings Ltd

Boundary Hall

Cricket Square

Grand Cayman, KY1-1102

Cayman Islands

VIA EDGAR

March 1, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Kevin Dougherty

Re:	Delta Corp Holdings Ltd Amendment No. 2 to Registration Statement on Form F-4 Filed February 16, 2024 File No. 333-274699

Dear Mr. Dougherty:

Delta Corp Holdings Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 29, 2024, regarding its Amendment No. 2 to Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on February 16, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Registration Statement on Form F-4

Risk Factors

Risks affecting JVA’s Business

JVA’s indebtedness may adversely affect JVA’s ability to obtain additional funds and may increase JVA’s vulnerability to economic..., page 50

1.	We note your disclosure that JVA’s credit facility contains covenants that place annual restrictions on JVA’s operations, including covenants relating to fixed charge coverage ratio, debt to tangible net worth and net worth, and that as of October 31, 2023, JVA has failed to comply with one of these covenants, resulting in an event of default under the loan agreement. You further disclose that the lender has various defenses that it can apply against JVA, which includes up to and calling the line of credit, and that JVA has not received a waiver from the lender. Please disclose the covenant with which JVA has failed to comply and describe any plans to regain compliance. We also note that on page F-16, you disclose that the outstanding line of credit was $9,620,000 as of October 31, 2023, and note your disclosure that JVA’s line of credit is maturing on June 30, 2024. If you believe there is a material risk that the combined company would still be in default under the JVA credit facility after the Closing of this transaction, please add prominent disclosure about this risk to the Summary. In this regard, we note that it appears you may lack sufficient pro forma liquidity to repay the amount outstanding on the line of credit.

Response to Comment #1: The Company respectfully acknowledges the Staff’s comment and has provided the requested disclosure in the Summary risk factors and on pages 50 and 51 of the Amended Registration Statement. Further, the Company advises the Staff that the balance of the JVA credit facility is approximately $4.7 million as of January 31, 2024, due to paydown of the credit facility as of such date. (Please see Note 1 of JVA’s audited financial statements, included on page F-9 of the Registration Statement, referencing such amount as of February 8, 2024). This amount is below the pro forma liquidity of the combined company of approximately $6.5 million in cash and cash equivalents set forth in the pro forma financial statements in the Registration Statement, and accordingly, the Company believes that the combined company would be able to meet its obligations under the JVA credit facility after the Closing of the business combination.

The Company also supplementally notes to the Staff that Delta’s net working capital (defined as current assets minus current liabilities) is $32.7 million as reported in the Registration Statement, in the event that Delta or the Company would apply proceeds of their net working capital for payments on this credit facility.

Exhibits

2.	We note that the legality opinion filed as Exhibit 5.1 describes the registration statement as registering the offer and sale of up to 119,344,963 ordinary shares. However, this does not appear to be consistent with the prospectus cover page. Please obtain and file a revised opinion.

Response to Comment #2: The Company respectfully acknowledges the Staff’s comment and, in accordance with this comment, has filed a revised opinion as Exhibit 5.1 to the Amended Registration Statement.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Sarah E. Williams, Esq., at swilliams@egsllp.com, or Nahal A. Nellis, Esq., at nnellis@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ Mudit Paliwal
Mudit Paliwal Chief Executive Officer and Director

cc:	Sarah E. Williams, Esq.

Nahal A. Nellis, Esq.
Ellenoff Grossman & Schole LLP